Filed Pursuant to Rule 424(b)(3)

Registration No. 333-184308

CNL GROWTH PROPERTIES, INC.

STICKER SUPPLEMENT DATED APRIL 8, 2014

TO PROSPECTUS DATED AUGUST 19, 2013

This sticker supplement (this “Supplement”) is part of and should be read in conjunction with our prospectus dated August 19, 2013 and the sticker supplements dated August 28, 2013, October 7, 2013, November 22, 2013, November 27, 2013, January 3, 2014, January 27, 2014, February 7, 2014, February 24, 2014 and April 2, 2014. Certain capitalized terms used in this Supplement without definition have the meanings ascribed to them in the prospectus.

This information is presented as of April 8, 2014.

RECENT EVENTS

Whitehall Property, Charlotte, North Carolina

The following updates, supplements and should be read in conjunction with the following sections of the prospectus: “PROSPECTUS SUMMARY – Our Real Estate Portfolio” beginning at page 4 of the prospectus, “OUR INVESTMENTS – Real Property Portfolio” beginning at page 74 of the prospectus, “OUR INVESTMENTS – Debt Obligations” beginning at page 75 of the prospectus, “OUR INVESTMENTS - Our Investments – Woodfield Investments – Whitehall Property, Charlotte, North Carolina” beginning at page 79 of the prospectus, and “OUR INVESTMENTS – Our Joint Venture Agreements – Woodfield Investments” beginning at page 88 of the prospectus.

We, through GGT Whitehall Holdings, LLC (the “CGP Whitehall Partner”), a subsidiary of our Operating Partnership, are the managing member of the Whitehall Joint Venture (hereinafter referred to as the “Whitehall Venture”). On April 2, 2014, for a purchase price of $5.5 million, the CGP Whitehall Partner acquired all of the Whitehall Venture limited liability company membership interests (“Woodfield JV Partner Membership Interest”) held by the Woodfield JV Partner. As a result of the acquisition of the Woodfield JV Partner Membership Interest, we, through the CGP Whitehall Partner, own 100% of the Whitehall Venture.

On April 2, 2014, the Whitehall Venture refinanced the existing mortgage on the Whitehall Property from Regions Bank, NA, in the original principal amount of approximately $22.3 million, with a permanent loan in the original principal amount of approximately $28.2 million (the “Whitehall Permanent Loan”) from Prudential Affordable Mortgage Company, LLC (or any assignee thereof, the “Whitehall Lender”). The Whitehall Permanent Loan is evidenced by a multifamily loan and security agreement, a multifamily adjustable rate note, a multifamily deed of trust, assignment of rents, security agreement and fixture filing, and other related documents evidencing and securing the loan (collectively, the “Whitehall Loan Documents”). In connection with the origination of the Whitehall Permanent Loan, the Whitehall Venture paid the Whitehall Lender a fee in the amount of $141,075.

Generally, the Whitehall Permanent Loan will bear interest at a variable interest rate per annum equal to 2.31% above the 30-day LIBOR rate for United States dollar deposits; and the initial interest rate of the Whitehall Permanent Loan is 2.462%. The interest rate is subject to adjustment monthly based on the latest 30-day LIBOR rate based on the LIBOR rate for the LIBOR Index released by the ICE Benchmark Administration Limited, which is displayed on the LIBOR Index Page. In the event of a default, the Whitehall Permanent Loan will bear interest at 4.0% above the interest rate then in effect, such amount not to exceed the highest rate authorized by applicable law. The Whitehall Venture entered into an interest rate cap agreement with Commonwealth Bank of Australia, a third party interest rate cap provider, pursuant to which the LIBOR rate is capped at 3.94% for an initial term expiring April 1, 2017.

The term of the Whitehall Permanent Loan is 7 years, and the maturity date is May 1, 2021. The Whitehall Permanent Loan will accrue interest during the initial 24 months, which is due and payable monthly commencing June 1, 2014. Thereafter, commencing June 1, 2016, until maturity, monthly payments of interest and principal will be required of the Whitehall Venture, based upon a 30-year amortization schedule. The Whitehall Loan Documents generally provide that the Whitehall Permanent Loan may not be prepaid during the first 24 months of the loan term. Thereafter, the Whitehall Venture will have the right to prepay all, but not less than all, of the then outstanding principal balance of the Whitehall Permanent Loan, subject to a prepayment premium of 1% of the outstanding principal balance. In the event that the Whitehall Lender permits the prepayment of the Whitehall Permanent Loan during the initial 24 months of the loan term, the prepayment premium would be 5%.

The Whitehall Loan Documents contain affirmative, negative and financial covenants, reserve requirements and other agreements, representations, warranties, borrowing conditions, and events of default customary for loans similar to the Whitehall Permanent Loan. The Whitehall Permanent Loan is secured under a multifamily deed of trust, assignment of rents, security agreement and fixture filing from the Whitehall Venture in favor of the Whitehall Lender, granting a first priority mortgage on the Whitehall Property in favor of the Whitehall Lender, including all improvements thereon, plus an assignment of rents. In addition, the Whitehall Permanent Loan is guaranteed by us pursuant to a standard non-recourse carve-out guaranty. As further collateral security for the Whitehall Permanent Loan, the Whitehall Venture conditionally assigned all of its right, title and interest in and to the management agreement with GREP Southeast, LLC, the manager of the Whitehall Property (the “Property Manager”), which assignment will become present and unconditional generally in the event of a default on the Whitehall Permanent Loan. The Whitehall Property Manager subordinated its rights and privileges to all property management fees in the event of certain types of default by the Whitehall Venture under the Whitehall Permanent Loan. The Whitehall Lender will also have the ability to remove the Property Manager and terminate the property management agreement under certain conditions.

The Whitehall Permanent Loan will be sold to the Federal Home Loan Mortgage Corporation (“Freddie Mac”), and Freddie Mac intends to sell the Whitehall Permanent Loan into a commercial mortgaged-back securitization.

In connection with the buyout of the Woodfield JV Partner Membership Interest and the closing of the Whitehall Permanent Loan, we will pay our advisor a financing coordination fee in accordance with the advisor compensation schedules set forth in the prospectus.

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